# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zivo Bioscience, Inc., CIK 0001101026
CUSIP: US98978N3098
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: 21 E. LONG LAKE ROAD, Suite 100, BLOOMFIELD HILLS, Michigan (MI), 48304
Date of event which requires filing of this statement: 12/05/2023
Amends the filing with accession number 0001078782-18-000476
Filed by CIK 0001618035
Persons authorized to receive notices and communications: Laith Yaldoo, c/o HEP Investments LLC, 1934 Bloomfield Drive, Bloomfield Township, Michigan (MI), 48302, (248) 514-6007

## Reporting persons
- HEP INVESTMENTS LLC (CIK 0001618035): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: working capital (WC); sole voting power 0; shared voting power 488,785; sole dispositive power 0; shared dispositive power 488,785; aggregate amount beneficially owned 488,785 (17.8% of the class)
- YALDOO LAITH L (CIK 0001641073): type of reporting person: individual (IN); citizenship or place of organization: Michigan (MI); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 488,785; sole dispositive power 0; shared dispositive power 488,785; aggregate amount beneficially owned 488,785 (17.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value
Name of issuer: Zivo Bioscience, Inc.
Address of issuer's principal executive offices: 21 E. LONG LAKE ROAD, Suite 100, BLOOMFIELD HILLS, Michigan (MI), 48304

## Item 2. Identity and Background
Name of person filing: HEP Investments LLC, a Michigan limited liability company ("HEP Investments') and Laith Yaldoo ("Yaldoo" and together with HEP Investments, the "Reporting Persons")
Residence or business address: 1934 Bloomfield Drive, Bloomfield Township, MI 48302. Yaldoo is a citizen of the United States
Present principal occupation or employment: The principal business of HEP Investments is to make, hold and dispose of investments. The principal business of Yaldoo is to manage HEP Investments and a number of affiliated entities with similar businesses.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used to acquire the Common Stock reported herein is (i) the working capital of HEP Investments, and (ii) the cancellation of a Promissory Note delivered to HEP Investments by the Issuer, dated November 16, 2023 (the "Promissory Note"). The aggregate funds used by HEP Investments to make the purchases of Common Stock reported herein were $260,000, $60,000 of which was paid in cash from HEP Investments to the Issuer, and $200,000 of which was paid upon the cancellation of the indebtedness owed by the Issuer to HEP Investments under the Promissory Note.

## Item 4. Purpose of Transaction
Purpose of transaction:
HEP Investments acquired the shares for investment purposes. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 488,785 shares of the Common Stock, representing 17.8% of the Issuer's outstanding Common Stock, assuming that the warrants to purchase 3,916 shares of Common Stock issued to the Reporting Persons are exercisable at the prices set forth therein. Mr. Yaldoo is filing solely in his capacity as the manager and controlling member of HEP Investments and the filing of this Statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any securities covered by this Statement. Mr. Yaldoo disclaims beneficial ownership of the securities owned by HEP Investments, except to the extent of his pecuniary interest therein. The extent of such pecuniary interest cannot be determined at this time.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationships described in Item 2(a) above, each of HEP Investments and Mr. Yaldoo may be deemed to have shared voting and dispositive power with respect to 488,785 shares of the Common Stock.
Transactions in the class effected during the past sixty days: During the past 60 days, HEP Investments acquired (i) 200,000 shares of Common Stock from the Issuer in a private placement at a price of $1.00 per share upon the cancellation of the Promissory Note, (ii) 35,000 shares of Common Stock from the Issuer in a private placement at a price of $1.00 per share, and (iii) 8,802 shares of Common Stock from the Issuer in a private placement at a price of $2.84 per share.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- HEP INVESTMENTS LLC: Laith Yaldoo, Member (03/08/2024)
- YALDOO LAITH L: Laith Yaldoo, Laith Yaldoo (03/08/2024)